Mimecast Limited

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

VIA EDGAR AND FEDERAL EXPRESS

March 13, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Mimecast Limited
Acceleration Request for Registration Statement on Form F-3
File No. 333-215642

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Mimecast Limited (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 14, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as possible.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Michael J. Minahan of Goodwin Procter LLP at (617) 570-1021.

Signature Page Follows

Sincerely, MIMECAST LIMITED

/s/ Peter Campbell
Peter Campbell Chief Financial Officer

cc:	Peter Bauer, Mimecast Limited

Robert P. Nault, Mimecast Limited

Mark J. Macenka, Goodwin Procter LLP

Michael J. Minahan, Goodwin Procter LLP

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